EXHIBIT 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges
(UNAUDITED)

Atlas Energy Resources, LLC
(amounts in thousands except ratios)
Three
Months Ended
March 31,
2008

Earnings:
Income before income tax expense	$37,543
Fixed charges	16,362
Minority interest	21
Loss from equity investee	73
Interest capitalized	(646)
Amortization of previously capitalized interest	59
Total	$53,412

Fixed Charges:
Interest cost and debt expense	13,305
Interest allocable to rental expense(1)	26
Interest capitalized	646
Total	$16,362

Ratio of Earnings to Fixed Charges	3.26x

__________
(1) Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.